EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Creative Realities Reports First Quarter 2021 Results

LOUISVILLE, KY – May 17, 2021 – Creative Realities, Inc. (“Creative Realities,” “CRI,” or the “Company”) (NASDAQ: CREX, CREXW), a leading provider of digital marketing solutions, announced its financial results for the first quarter ended March 31, 2021.

Rick Mills, Chief Executive Officer, commented “During the first quarter of 2021, CRI generated approximately $5.0 million of revenue and effectively achieved breakeven operating results, which are in-line with the expectations we communicated in our most recent earnings call. We generated net income during the period of $1.3 million and, consistent with the third and fourth quarter of 2020, we generated both positive EBITDA and Adjusted EBITDA, highlighting our continued focus on cost control and revenue-generating activities.”

“During the quarter, CRI undertook and achieved significant capital activities, including achieving forgiveness of our PPP Loan, completion of a registered direct offering, and a refinancing of all outstanding debt facilities. These activities provide the foundation and runway for the Company’s continued investment in customer acquisition and an expected return to growth in the second half of 2021. We continue to expect that the second half of 2021 will present opportunities for CRI as a result of strengthening the Company’s market perception and competitive position during the COVID-19 pandemic, and through improvement of our balance sheet through activities executed in the first quarter of 2021.”

First Quarter Financial Update

Revenue, gross profit, and gross margin:

•	Revenues were $5.0 million for the three months ended March 31, 2021, an increase of $1.3 million, or 35%, as compared to the same period in 2020.
•	Hardware revenues were $2.8 million for the three months ended March 31, 2021, an increase of $1.4 million, or 106%, as compared to the prior year, driven by (i) Thermal Mirror and other Safe Space Solutions products, which generated approximately $0.8 million in hardware sales during the three months ended March 31, 2021 and (ii) increasing sales to a previously announced expanding customer partnership, which is undergoing conversion of its network during the first and second quarter of 2021. Gross margin on hardware revenue was 32.0% during 2021 as compared to 28.1% during the same period in 2020 due to the shift in mix of hardware revenues from displays to the Thermal Mirror and other Safe Space Solutions products, which typically generate higher gross profit on a per unit basis compared to our digital solutions products.
•	Services and other revenues were $2.2 million for the three months ended March 31, 2021, a decrease of $0.1 million, or 6.8%, as compared to the same period in 2020. Current year installation services decreased by $0.3 million as a result of suspended, delayed, and cancelled customer projects, initiatives, and customer capital expenditures following announcement of the COVID-19 pandemic, partially offset by an increase of $0.1 million in software development services in the current year.
•	Managed services revenue, which includes both software-as-a-service (“SaaS”) and help desk technical subscription services for our traditional digital signage and recent Thermal Mirror and Safe Space Solutions product offerings, were $1.3 million for the three months ended March 31, 2021 and 2020 as reductions in digital signage subscription revenue related to contracts with customers which were partially or permanently closed during the year as a result of the COVID-19 pandemic were replaced with subscription revenues added through our Safe Space Solutions products and services.
•	Gross profit was $2.2 million for the three months ended March 31, 2021, an increase of $0.6 million, or 39%, compared to the same period in 2020, approximately half of which relates to an increase in revenue period-over-period with half driven by higher gross profit generated on sales of the Thermal Mirror and Safe Space products.

Operating expenses:

•	For the three months ended March 31, 2021 as compared to the same period in the prior year:
•	Sales and marketing expenses decreased by $0.1 million, or 22% while research and development expenses decreased by $0.1 million, or 45%, each driven by a reduction in employee-related expenses as a result of a combination of headcount reductions, salary reductions implemented for retained personnel, and a reduction in travel-related expenses in the current year including the elimination of participation in industry trade shows.
•	General and administrative expenses decreased by $0.4 million during the three months ended March 31, 2021, or 16% compared to the same period in 2020, driven by reduced headcount, salary reductions, and the exit and/or restructuring of several of the Company’s operating leases for real estate following the start of the COVID-19 pandemic. During the three months ended March 31, 2021, general and administrative includes an increase of $0.3 million in compensation expenses related to the probable vesting of performance restricted awards. Exclusive of this incremental non-cash compensation expense, general and administrative expenses decreased by $0.7 million, or 26%, as compared to the three months ended March 31, 2020.

Operating loss, net loss, and EBITDA:

•	Operating loss was $0.2 million for the three months ended March 31, 2021 as compared to an operating loss of $12.2 million during the same period in 2020. The reduction in operating loss was driven by (i) a reduction in cash-based operating expenses of approximately $0.9 million, and (ii) non-recurrence of a non-cash goodwill impairment loss of $10.6 million recorded during the three months ended March 31, 2020, partially offset by (i) a reduction of $0.9 million in bad debt expense during the three months ended March 31, 2021 as the result of a recovery from a previously bad-debt reserved customer bankruptcy, and (ii) an increase of $0.3 million in non-cash share-based compensation expenses as a result of probable vesting of performance-based option awards.
•	Net income was $1.3 million for the three months ended March 31, 2021 as compared to net loss of $13.2 million for the same period in 2020. In addition to those operating items previously identified, the increase was driven by increases of (1) $0.3 million in the fair value of debt instruments, and (ii) $1.5 million related to gains on settlement of obligations, including specifically forgiveness of the Company’s PPP loan during the three months ended March 31, 2021.
•	EBITDA was $2.4 million for the three months ended March 31, 2021 as compared to an EBITDA loss of $12.7 million the same period in 2020. Adjusted EBITDA was $0.7 million for the three months ended March 31, 2021, compared to an Adjusted EBITDA loss of $1.9 million for the same period in 2020. See below for a description of these non-GAAP financial measures and reconciliation to our net loss.

Other material transactions during the three months ended March 31, 2021:

•	Paycheck Protection Program Loan (“PPP Loan”): On January 11, 2021, the Company received notice that the full principal amount of the PPP Loan and the accrued interest had been forgiven. The Company recognized a gain of approximately $1.5 million during the three months ended March 31, 2021 as a result of the forgiveness.
•	Registered Direct Offering: On February 18, 2021, the Company entered into a securities purchase agreement with an institutional investor in which the Company sold800,000 shares of the Company’s common stock (the “Shares”) in a registered direct offering (the “Offering”) at a purchase price of $2.50 per Share, for gross proceeds of $2.0 million. The net proceeds from the Offering after paying estimated offering expenses were approximately $1.8 million, which the Company intends to use for general corporate purposes.
•	Debt Refinancing: On March 7, 2021, the Company refinanced its debt facilities, which:
o	extended maturity dates on all outstanding secured credit facilities to March 31, 2023;
o	provided an additional $1.0 million of availability under a line of credit;
o	removed the three-times liquidation preference of the Company’s special convertible term loan; and
o	extinguished the outstanding obligations owed with respect to a $0.2 million existing disbursed escrow loan in exchange for shares of the Company’s common stock valued at $2.718 per share (the trailing 10-day VWAP as reported on the Nasdaq Capital Market as of the date of execution of the Credit Agreement).

The Company expensed approximately $0.1 million in expenses related to the refinancing activity and recorded additional debt discount of approximately $0.1 million which will be amortized through interest expense over the remaining life of the loan.

Subsequent events:

•	Seller Note: On May 13, 2021, the Company and Seller entered into a settlement agreement wherein neither party admitted liability, and the Company agreed to pay, and Seller agreed to accept, $100 as settlement in full for the outstanding balance of principal and accrued interest under the Amended and Restated Seller Note and a mutual release of all claims related to the Amended and Restated Seller Note and sale transaction under the Allure Purchase Agreement and all related agreements. The Company expects to record a gain on settlement of obligations of approximately $1.6 million during the three months ended June 30, 2021.

Mr. Mills concluded, “We continue to build the foundation to prepare the Company for long-term success and are excited by recent customer developments. While we remain bullish on the long-term prospects for both the industry and the Company, there remain short-term challenges including the timing of reopening of our customers throughout the United States, and the current chip shortages and production delays, which will potentially impact our ability to procure and timely deliver customer solutions. We believe any impact as a result of these developments will result in a shift in timing of revenue, as opposed to a loss of revenue, however we continue to monitor the situation closely with our manufacturing partners. Despite potential short-term supply challenges, we continue to believe that our end-to-end offering has positioned us well within the industry to compete for new and growing opportunities with partners, particularly potential enterprise customers in a variety of key verticals.”

Conference Call Details

The Company will host a webinar to review the results and provide additional commentary about the Company’s recent performance, which is scheduled for Tuesday, May 18, 2021 at 9:00 am Eastern Time.

Prior to the call, participants should register at https://bit.ly/criearnings2021Q1. Once registered, participants can use the weblink provided in the registration email to listen to and view prepared materials via live webcast.  An archived edition of the conference call will also be posted on our website at www.cri.com later that same day and will remain available to interested parties via the same link for one year.

About Creative Realities, Inc.

Creative Realities, Inc. (“CRI” or the “Company”) helps clients use the latest omnichannel technologies to inspire better customer experiences. CRI designs, develops and deploys consumer experiences for high-end enterprise level networks, and is actively providing recurring SaaS and support services across more than fifteen diverse vertical markets, including Automotive, Advertising Networks, Apparel & Accessories, Convenience Stores, Foodservice/QSR, Gaming, Theater, and Stadium Venues. The Company operates primarily throughout North America and has active contracts in more than 10 countries.

Use of Non-GAAP Measures

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges. EBITDA and Adjusted EBITDA are not measures of performance defined in accordance with GAAP. However, EBITDA and Adjusted EBITDA are used internally in planning and evaluating the Company’s operating performance. Accordingly, management believes that disclosure of these metrics offers investors, bankers and other stakeholders an additional view of the Company’s operations that, when coupled with the GAAP results, provides a more complete understanding of the Company’s financial results.

EBITDA and Adjusted EBITDA should not be considered as an alternative to net income/(loss) or to net cash used in operating activities as measures of operating results or liquidity. Our calculation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating the Company’s performance. A reconciliation of GAAP net income/(loss) to EBITDA and Adjusted EBITDA is included in the accompanying financial schedules.

For further information, please refer to Creative Realities, Inc.’s filings available online at www.sec.gov, including its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2021.

Cautionary Note on Forward-Looking Statements

This press release contains certain statements that are deemed "forward-looking statements" under Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and includes, among other things, discussions of our business strategies, future operations and capital resources. Words such as “may,” “likely,” “anticipate,” “expect,” “intend,” “plans,” “seeks,” will,” should,” “future,” “propose,” “believe” and variations of these words or similar expressions (or the negative versions of such words or expressions) indicate forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Some of these risks are discussed in the “Risk Factors” section contained in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the three-months ended March 31, 2021, and the Company’s subsequent filings with the U.S. Securities and Exchange Commission. Important factors, among others, that may affect actual results or outcomes include: our strategy for customer retention, growth, product development, market position, financial results and reserves our ability to meet Nasdaq’s continued listing standards; our ability to execute on our business plan; our ability to retain key personnel; potential litigation; supply chain shortages; and general economic and market conditions impacting demand for our products and services, including those as a result of the COVID-19 pandemic.

Except where required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Contact

Creative Realities, Inc.

Investor Relations:

ir@cri.com

https://investors.cri.com/

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(in thousands, unaudited)

Creative Realities, Inc. prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“GAAP”). In addition to disclosing financial results prepared in accordance with GAAP, the Company discloses information regarding “EBITDA” and “Adjusted EBITDA.” CRI defines “EBITDA” as earnings before interest, income taxes, depreciation and amortization of intangibles. CRI defines “Adjusted EBITDA” as EBITDA excluding stock-based compensation, fair value adjustments and both cash and non-cash non-recurring gains and charges.

EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as a substitute for net income (loss), operating income (loss) or any other performance measure derived in accordance with United States generally accepted accounting principles (“GAAP”) or as an alternative to net cash provided by operating activities as a measure of CRI’s profitability or liquidity. CRI’s management believes EBITDA and Adjusted EBITDA are useful financial metrics because they allow external users of CRI’s financial statements, such as industry analysts, investors, lenders and rating agencies, to more effectively evaluate CRI’s operating performance, compare the results of its operations from period to period and against CRI’s peers without regard to CRI’s financing methods, hedging positions or capital structure and because it highlights trends in CRI’s business that may not otherwise be apparent when relying solely on GAAP measures. CRI also presents EBITDA and Adjusted EBITDA because it believes EBITDA and Adjusted EBITDA are important supplemental measures of its performance that are frequently used by others in evaluating companies in its industry. Because EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income (loss) and may vary among companies, the EBITDA and Adjusted EBITDA CRI presents may not be comparable to similarly titled measures of other companies.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from net loss, CRI’s most directly comparable financial measure calculated and presented in accordance with GAAP.

	Quarters Ended
	March 31	December 31,	September 30,	June 30	March 31,
Quarters ended	2021	2020	2020	2020	2020
GAAP net income (loss)	$1,272	$(617)	$(585)	$(2,459)	$(13,183)
Interest expense:
Amortization of debt discount	72	85	85	84	85
Other interest, net	177	186	179	176	142
Depreciation/amortization:
Amortization of intangible assets	140	139	161	158	159
Amortization of finance lease assets	4	3	5	5	7
Amortization of share-based awards	512	250	248	100	19
Depreciation of property, equipment & software	200	209	212	216	200
Income tax expense/(benefit)	1	(6)	(1)	4	(155)
EBITDA	$2,378	249	$304	$(1,716)	$(12,726)
Adjustments
Change in fair value of Special Loan	(166)	(609)	-	551	151
Gain on settlement of obligations	(1,565)	(54)	(114)	(1)	(40)
Loss on disposal of assets	-	-	13	-	-
Loss on lease termination	-	18	-	-	-
Loss on goodwill impairment	-	-	-	-	10,646
Stock-based compensation – Director grants	27	27	25	19	31
Adjusted EBITDA	$674	(369)	$228	$(1,147)	$(1,939)

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